Filed Pursuant to Rule 424(b)(3)

Registration No. 333-124500

PROSPECTUS SUPPLEMENT DATED MARCH 31, 2006

(To Prospectus Filed September 13, 2005)

RAMBUS INC.

$300,000,000

(original aggregate principal amount)

Zero Coupon Convertible Senior Notes due February 1, 2010,

and the Common Stock Issuable Upon Conversion of the Notes

This Prospectus supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

The table captioned “Selling Securityholders” commencing on page 50 of the Prospectus is hereby amended to reflect the following additions and changes:

	Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%) (1)	Number of Shares of Common Stock That May Be Sold (2)	Percentage of Common Stock Outstanding (%) (3)
BD	CSS, LLC (4)	$1,000,000	*	37,258	*

	Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (5)	17,500,000	10.9%	652,023	*

BD = Broker Dealer
*	Less than 1%

(1)	Based on $160,000,000 Zero Coupon Convertible Senior Notes outstanding as of the date of this prospectus supplement.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 37.2585 for each $1,000 principal amount of notes. However, this conversion rate will be subject to adjustments as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d) of the Exchange Act using 100,086,539 shares of common stock outstanding as of January 31, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(4)	Each of Michael J. Carusillo, Nicholas D. Schoewe and Clayton A. Struve has voting or investment power over these securities.

(5)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

We prepared this table based on information supplied to us by the selling security holders named in the table.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section titled “Plan of Distribution” for further information.